SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                    FORM 8-A



               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          OPHTHALMIC IMAGING SYSTEMS
              --------------------------------------------------
              (Exact name of registrant as specified in charter)




          CALIFORNIA                                  94-3035367
    -----------------------                        ------------------
    (State of incorporation                         (IRS Employer
      or organization)                             Identification No.)


     221 LATHROP WAY, SUITE I
       SACRAMENTO, CALIFORNIA                            95815
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(Address of principal executive offices)               (Zip Code)


                             ---------------------


Securities Act registration file number to which this form relates: NOT APPLICABLE.


          SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

      TITLE OF EACH CLASS                       NAME OF EACH EXCHANGE ON WHICH
      TO BE SO REGISTERED                       EACH CLASS IS TO BE REGISTERED
      -------------------                       ------------------------------

      Preferred Share Purchase Rights           Boston Stock Exchange

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                        PREFERRED SHARE PURCHASE RIGHTS
                        -------------------------------
                               (Title of Class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      On December 31, 1997, the Board of Directors of Ophthalmic Imaging Systems (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, no par value per share (the "Common Shares") payable on January 2, 1998 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value per share ("Preferred Shares") of the Company at a price of $10.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Securities Transfer, Inc., as Rights Agent (the "Rights Agent").

      Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") shall have acquired beneficial ownership of 20% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (or, in the case of a tender or exchange offer commenced by Premier Laser Systems, Inc. ("Premier Laser"), a tender or exchange offer the consummation of which would result in Premier Laser becoming the beneficial owner of an additional 1% of the Common Shares then-outstanding than are beneficially owned by Premier Laser as of the close of business on December 31, 1997 (the "Effective Date")) (the earlier of such dates being a "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights (a form of which is included as Exhibit C to the Rights Agreement) attached thereto. An "Acquiring Person" will not be deemed to include Premier Laser which has filed a Schedule 13D under the Securities Exchange Act of 1934, as amended, unless Premier Laser becomes the beneficial owner of an additional 1% or more of the Common Shares then-outstanding than Premier owned at the close of business on the Effective Date.

      The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on December 31, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

      The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

      The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations, or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

      Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation, or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

      Because of the nature of the Preferred Shares' dividend, liquidation, and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the Board of Director's estimated value of one Common Share.

      In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

      At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences, and privileges), per Right (subject to adjustment).

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

      At any time prior to a person or group of affiliated or associated persons becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

      Until a Right is exercised, the holder thereof, as such will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends.

      The foregoing summary description of the Rights and the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which has been filed as an exhibit to this Registration Statement, and is hereby incorporated herein by reference thereto.


ITEM 2.  EXHIBITS.

EXHIBIT NO.    DESCRIPTION
-----------    -----------

     1  -   Rights Agreement, dated as of December 31, 1997, between
            Ophthalmic Imaging Systems and American Securities Transfer, Inc., including form of Rights Certificate attached thereto.

     2  -   Press Release dated December 31, 1997 with respect to the
            announcement of the adoption of the Rights Agreement.

                                   SIGNATURE


      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                          OPHTHALMIC IMAGING SYSTEMS


January 2, 1998                           By: /s/ STEVEN R. VERDOONER
                                              --------------------
                                                  Steven R. Verdooner
                                                  CHIEF EXECUTIVE OFFICER
                                                      AND SECRETARY

                                 EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------

     1  -   Rights Agreement, dated as of December 31, 1997, between Ophthalmic
            Imaging Systems and American Securities Transfer, Inc., including form of Rights Certificate attached thereto.

     2 - Press Release dated December 31, 1997 with respect to the announcement of the adoption of the Rights Agreement.